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SEC FILE NUMBER
8 - 046836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MAFG RIA Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

102 Gaither Drive, Suite S
(No. and Street)

Mount Laurel | NJ | 08054
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher S. Hughes | (856) 793-5000 | chughes@thebeingergroup.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kreischer Miller
(Name – if individual, state last, first, and middle name)

100 Witmer Road, Suite 350 | Horsham, | PA | 19044-2369
(Address) (City) (State) (Zip Code)

 | 1110
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MAFG RIA Services, Inc., as of December, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Year Ended December 31, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (a wholly-owned
subsidiary of MAFG Consolidated Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) as of December 31, 2023, the related statements of loss, changes in stockholder's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MAFG RIA Services, Inc.'s management. Our responsibility is to express an opinion on MAFG RIA Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MAFG RIA Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of MAFG RIA Services, Inc.'s financial statements. The supplemental information is the responsibility of MAFG RIA Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MAFG RIA Services, Inc.'s auditor since 2017.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2024

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash	$ 15,995	
Deposit with clearing organization	385	
Receivables from non-customers	2,589	
Prepaid expenses	5,462	
Due from affiliate	123,560	
TOTAL ASSETS		$ 147,991
LIABILITIES AND STOCKHOLDER'S DEFICIT		
LIABILITIES		
Accounts payable and accrued expenses	$ 4,625	
Due to affiliate	375	
Liabilities subordinated to claims of general creditors	150,000	
TOTAL LIABILITIES		$ 155,000
STOCKHOLDER'S DEFICIT		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Accumulated deficit	(12,009)	
TOTAL STOCKHOLDER'S DEFICIT		(7,009)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT		$ 147,991

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF LOSS

Year Ended December 31, 2023

REVENUES	
Fees	$ 1,452
Commissions	8,741
	10,193
EXPENSES	
Management administrative service fee	6,000
Licenses and fees	7,861
Professional fees	13,689
Insurance	4,637
Interest	12,750
Taxes - other	375
TOTAL EXPENSES	45,312
LOSS BEFORE INTEREST INCOME	(35,119)
INTEREST INCOME	6,343
NET LOSS	$ (28,776)

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2023	$ 1	$ 4,999	$ 16,767	$ 21,767
Net loss	-	-	(28,776)	(28,776)
BALANCE, DECEMBER 31, 2023	$ 1	$ 4,999	$ (12,009)	$ (7,009)

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2023

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - JANUARY 1, 2023	$	150,000
Changes		-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - DECEMBER 31, 2023	$	150,000

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(28,776)		
Interest expense		12,750		
Changes in:				
Deposit with clearing organization		108		
Receivables from non-customers		(93)		
Prepaid expenses		(175)		
Accounts payable and accrued expenses		4,625		
NET CASH USED BY OPERATING ACTIVITIES			$	(11,561)
CASH FLOWS FROM INVESTING ACTIVITIES				
Net repayments of due from affiliate				9,658
NET DECREASE IN CASH				(1,903)
CASH, BEGINNING OF YEAR				17,898
CASH, END OF YEAR			$	15,995

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES

Interest expense owed to affiliate during the year ended December 31, 2023 and offset against amounts due from affiliate	$	12,750
Accrued expenses paid by affiliate and due to affiliate at December 31, 2023		375

See accompanying notes to financial statements.

MAFG RIA Services, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a New Jersey S Corporation that is a wholly-owned subsidiary of MAFG Consolidated, Inc. ("the Parent Company"). The Company is engaged in a single line of business as a securities broker-dealer, primarily in the investment banking, investment advisory and strategic planning businesses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 27, 2024, the date on which the financial statements were issued.

Receivables from Non-Customers

Receivables from non-customers are stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for expected losses resulting from the inability of its customers to make required payments. Management considers past transaction history when determining the collectability of specific receivables along with current economic industry trends or other factors. There was no allowance recorded and there was no bad debt expense charged to operations for the year ended December 31, 2023.

Significant Judgments

Revenue from contracts with customers includes commission income, 12-b1 trailer fees and variable life commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fees

The Company recognizes the following fees as revenue at a point in time.

- 12-b1 Trailer Fees – generally received on a monthly or quarterly basis from mutual funds that the Company had previously sold. Amounts are accrued and recognized as income when determinable and it is probable there will not be a significant reversal.
- Variable Life Commissions – generally received on a periodic basis from variable life insurance products that the Company had previously sold. Amounts are accrued and recognized as income when determinable and it is probable there will not be a significant reversal.

The opening balance for accounts receivable from non-customers as of January 1, 2023 was $2,496.

Income Taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of the Company's parent on his tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. New Jersey tax in the amount of $375 is included in taxes – other in the accompanying 2023 statement of loss.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2020.

The Company does not have uncertain tax positions and does not anticipate any significant changes over the next 12 months.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

The Company has $385 on deposit with a broker-dealer clearing organization at December 31, 2023.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $10,995, which was $5,995 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $5,000; the ratio of aggregate indebtedness to net capital was less than 1:1.

NOTE 3 - NET CAPITAL REQUIREMENTS - CONTINUED

Significant Judgments - continued

Revenue from contracts with customers includes commission income, 12-b1 trailer fees and variable life commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2025. Interest expense for the year ended December 31, 2023 was $12,750. The interest expense was not paid in cash during the year ended December 31, 2023 and was instead offset against the amount due from affiliate described in Note 5.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with the Parent Company where the Parent Company provides management advisory, consulting and administrative support services. The total related party expenses under the management agreement were $6,000 for the year ended December 31, 2023.

NOTE 5 - RELATED PARTY TRANSACTIONS - CONTINUED

Due from affiliate represents advances made to the Parent Company. The balance was $123,559 at December 31, 2023. The advances have no fixed repayment schedule and are due on demand. Interest is charged at the Applicable Federal Rate (4.82% at December 31, 2023). Interest income for the year ended December 31, 2023 was $6,343. Due to affiliate represents payments made by the parent company on behalf of the Company. The balance was $375 at December 31, 2023.

NOTE 6 - CONCENTRATIONS

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times, cash balances with banks may exceed the insurable limits as allowed by the FDIC of $250,000.

NOTE 7 - GOING CONCERN

The Company has a stockholder's deficit and has operated with recurring losses. The related negative operating cash flows could affect amounts reported in the Company's financial statement in future periods. The Company is attempting to reduce costs where they can and explore new possibilities for revenue to attain profitability. To address the Company's potential operating shortfalls, the Parent intends to make capital infusions, as required, for meeting the net capital calculation and alleviating the substantial doubt about the Company's ability to continue as a going concern.

SUPPLEMENTAL INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2023

NET CAPITAL		
Stockholder's deficit qualified for net capital		$ (7,009)
Add:		
Subordinated borrowings allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		142,991
Deductions:		
Non-allowable assets:		
Deposit with clearing organization	$ 385	
Receivables from non-customers	2,589	
Prepaid expenses	5,462	
Due from affiliate	123,560	
		131,996
NET CAPITAL		$ 10,995
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 4,625
Due to affiliate		375
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		5,995
Ratio: Aggregate indebtedness to net capital		.455 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2023

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in the amended Part II of Form X-17A-5 as of December 31, 2023)

Net capital, as reported in Company's amended Part II (unaudited) FOCUS Report	$ 10,995

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2023.

MAFG RIA SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2023

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

MAFG RIA SERVICES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2023

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Audit & Accounting | Tax Strategies | Business Advisory

Technology Solutions | Human Capital Resources

Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (a wholly-owned
subsidiary of MAFG Consolidated Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) identified the following provision of 17 C.F.R. §15c3-3(k) under which MAFG RIA Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provision) and (2) MAFG RIA Services, Inc. stated that MAFG RIA Services, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. MAFG RIA Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAFG RIA Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2024

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com

MAFG RIA Services, Inc. Exemption Report

MAFG RIA Services, Inc. (the"Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 15c3-3(k)(1) (the "exemption Provision") and (2) the Company met the exemption provision for the period **(01/01/2023 – 12/31/2023)** without exception.

MAFG RIA Services, Inc.

By: ______________________

Theodore A. Beringer

President

02/27/2024